1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 13, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Unanimously Re-elects

Dr. Morris Chang as Chairman

Hsinchu, Taiwan, R.O.C. – June 13, 2012 – TSMC (NYSE: TSM) today held the first meeting of the 12th Board of Directors, at which the Board unanimously re-elected Dr. Morris Chang as Chairman and Dr. F.C. Tseng as Vice Chairman of TSMC. In addition, five independent directors – Sir Peter L. Bonfield, Stan Shih, Thomas J. Engibous, Gregory Chow, and Kok-Choo Chen – were all re-elected to the Audit Committee and Compensation Committee.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved capital appropriations of US3,176.65 million for expanding and upgrading advanced technology capacity, and for 12-inch wafer fabs and equipment.

2.	Approved R&D capital appropriations of US$233.20 million.

3.	Approved the issuance of an unsecured straight corporate bond in the domestic market for an amount not exceeding NT$45 billion to raise capital for capacity expansion.

#        #         #

TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Lijung Chang Project Manager PR Department Tel: 03-563-6688 ext.7125039 Mobile: 0988-930-037 E-Mail: ljchang@tsmc.com

TSMC Sets July 10 as Record Date for Common Share Dividends

Hsinchu, Taiwan, R.O.C. – June 13, 2012 – TSMC (TWSE: 2330, NYSE: TSM) today set July 10, 2012 as the record date for its common stock shareholders entitled to participate in distribution of 2011 profits in the form of cash dividend. The ex-dividend date for TSMC common shares shall be July 4, 2012. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (July 6 through July10, 2012) for registration transfer.

The ex-dividend date for TSMC American Depositary Shares (ADSs) will be July 5, 2012 due to a U.S. market holiday on July 4. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be July 9, 2012. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: +1-212-816-6693; email: emi.p.mak@citi.com)

#        #        #

TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Administrator PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Ophelia Chang Specialist PR Department Tel: 03-563-6688 ext 7125786 Mobile: 886-988-930-039 E-Mail: lwchangj@tsmc.com